

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2012

Via E-mail
Marco Araujo
General Counsel
Banco Santander (Brasil) S.A.
Avenida Presidente Juscelino Kubitschek 2,041 and 2,235
Bloco A, Vila Olímpia
São Paulo, SP 04543-011
Federative Republic of Brazil

> **Re:** **Banco Santander (Brasil) S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 6-K filed October 25, 2012**
> **File No. 001-34476**

Dear Mr. Araujo:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Cover Page

1.    Please ensure in future filings that the file number listed on the cover page is consistent with the file number used to file your document on Edgar.

Market Share and Other Information, page 2

2.      Please revise future filings to remove the disclaimer regarding the accuracy of the market information or industry data included in your filing.  For example, we note your disclosure that you do not guarantee the accuracy and completeness of such information, that you have not independently verified such information, or that you do not make any representation as to the accuracy of such information.

D. Risk Factors, page 10

3.      Please revise to provide more specific disclosure of how the risks presented in this section could adversely impact your business and operations.  For example, please expand your disclosure to quantify or clarify the following:

   •    the impact of the recent restrictive monetary policies and other measures taken by the Brazilian Central Bank to control consumer spending on your business, mentioned in the first risk factor on page 11;

   •    the impact of recent changes to monetary policies taken to control inflation and recent interest rate fluctuations on your financial condition and operations, mentioned in the second risk factor on page 11;

   •    the impact of recent exchange rate volatility on your business, results of operation, and financial condition, mentioned in the last risk factor on page 12;

   •    the extent to which the referenced downgrades of Spain's sovereign debt and the debt of Banco Santander S.A. have increased your funding costs, required additional posting of collateral, limited your access to capital markets, or otherwise adversely affected your business, mentioned in the first full risk factor on page 16;

   •    the "significant portion" of your assets that have longer maturities, mentioned in the first full risk factor on page 17; and

   •    the losses from operational risk you have experienced in the past, mentioned in the second risk factor on page 18.

We may experience increases in our level of past due loans . . . , page 15

4.      Please revise this risk factor to describe recent increases in your non-performing loans.  Please also discuss characteristics of your loan portfolio that would make it susceptible to deterioration, lending terms that have experienced higher default rates, or any changes to your underwriting standards or lending terms that have impacted the amount of non-performing loans.

Holders of our units and our ADSs may not receive any dividends . . . , page 20

5.      Please revise this risk factor to include additional information regarding dividends in recent periods, including quantification of the mandatory dividends and the amounts paid to shareholders and whether you have suspended the mandatory distribution.

As a holder for ADSs you will have different shareholders' rights . . . , page 21

6.      We note your disclosure in this section as well as your disclosure in the third risk factor on page 20 that holders of your ADSs "will be unable to enforce directly the rights of shareholders under [y]our by-laws and Brazilian corporate law," the first full risk factor on page 21 regarding judgments of Brazilian courts, and your disclosure on page 212 regarding arbitration.  Please revise to further explain the rights of your shareholders or holders of your ADSs, how your shareholders may enforce their rights, and the limitations on the ability of your shareholders to enforce their rights.

Asset Management and Insurance, page 31

7.      We note that the sale of Santander Seguros S.A. occurred in October 2011 and your disclosure that products issued by Santander Seguros represented almost 91% of your insurance premiums in 2011.  We also note your statement on page 23 that you are entitled to receive fees approximately equal to the fees you received prior to the sale of Santander Seguros.  However, you disclose on page 132 a decline in results for your asset management and insurance segment during the fourth quarter of 2011 as a result of the sale of Santander Seguros.  Please clarify the apparent discrepancy between your disclosure on pages 23 and 132, and revise where appropriate to further explain or quantify the impact of your sale of Santander Seguros on your operations and performance, including, if applicable, how this transaction is expected to cause your historical results to not be indicative of future operating results or performance.

8.      We also note your disclosure on page 129 of an increase in the commissions paid by your insurance business to your commercial banking segment.  Please revise to explain how your insurance activities affect your commercial banking segment and your asset management and insurance segment.

Impaired Assets, page 63

9.      We note that you disclose net loan charge-offs as a percentage of total loans as of the balance sheet dates presented.  We do not object to this disclosure; however, we do not believe this presentation meets the disclosure requirements of Industry Guide 3.  Please revise your future filings to add presentation of net loan charge-offs as a percentage of average loans outstanding.  Refer to Item IV.A of Industry Guide 3.

Changes in Impaired Assets, page 63

Commercial, financial and industrial, page 64

10.     We note your disclosure that non-performing assets in commercial, financial, and industrial loans on December 31, 2011 increased R$1,212 million, or 34.0%, compared to December 31, 2010, mainly due to an increase in lending in the commercial, financial, and industrial loan category.  You disclose on page 59 that this loan portfolio grew from R$78.1 billion to R$94.9 billion or by 21.5% year over year.  As such, it does not seem that the portfolio growth of 21.5% accounts for the whole increase of 34.0% in nonperforming loans in this category.  Please tell us and revise your disclosure in future filings to address the following:

- Discuss the underlying reasons for the increase in your non-performing assets in commercial, financial, and industrial loans, including the factors contributing to the deterioration in credit quality of this portfolio.

- Describe the extent to which you have revised your underwriting standards for this loan portfolio during the periods presented.

- Discuss the trends experienced in the credit quality for the more recent vintage loans in this portfolio.

- You disclose on page 125 that the increase in non-performing assets in this portfolio was "expected" and "was in line with market trends."  More clearly explain why the significant increase in nonperforming assets was expected for this loan category and why you believe the increase was in line with market trends.  Identify the market trends to which you are referring, and discuss your expectations of the impact these trends will have on your credit losses.

- To the extent that newly originated loans in this portfolio are becoming non-performing assets more quickly than you have experienced in comparable historical periods, discuss how you are adjusting your allowance estimation methodology accordingly to capture these trends.  As part of your response, specifically address the fact that the coverage ratio for this loan category has declined steadily over the last few years and why you believe the reduction in coverage ratio is appropriate.

- Discuss how you captured the acceleration of nonperforming loans combined with the lengthy charge-off periods when determining your best estimate for the allowance.

Installment loans to individuals, page 64

11.     We note your disclosure that non-performing assets in installment loans to individuals increased R$2,856 million, or 58.7%, at December 31, 2011 compared to December 31, 2010.  You also disclose that this figure was adversely influenced by an increase in Brazilian interest rates, inflation, and certain measures implemented by the Brazilian Central Bank to control consumer credit, which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio.  Given the significant increase in your non-performing assets in this loan portfolio, please tell us and revise your disclosure in future filings to address the following:

- Discuss how interest rates, inflation, and measures implemented by the Brazilian Central Bank have impacted your non-performing assets in this portfolio.  More clearly identify the impact you expect these measures will have on your credit quality and credit losses, and discuss any measures you have taken to mitigate the unfavorable impact of these measures.

- In addition, based on your disclosures on page 59, this loan portfolio grew by 26.9% year over year.  As such, revise this section to discuss the appearance that the nonperforming assets in this loan category are accelerating faster than the portfolio itself.

- Identify the extent to which you have revised your underwriting standards for this loan category.

- To the extent that newly originated loans in this portfolio are becoming non-performing assets more quickly than you have experienced in comparable historical periods, discuss how you are adjusting your allowance estimation methodology accordingly to capture these trends.  As part of your response, specifically address the fact that the coverage ratio for this loan category has declined steadily over the last few years and why you believe the reduction in coverage ratio is appropriate.

- Discuss how you captured the acceleration of nonperforming loans combined with the lengthy charge-off periods when determining your best estimate for the allowance.

12.     In this regard, we note that you have not disclosed any potential problem loans.  To the extent that you have loans in your portfolio that are not otherwise disclosed but where known information about possible credit problems of borrowers cause you to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms, please disclose the nature and extent of those loans.  Refer to Item III.C.2 of Industry Guide 3.  Otherwise, please confirm that you have none.

Critical Accounting Policies, page 115

Impairment, page 117

13.     We note your disclosure regarding your goodwill impairment test here and in Note 13. Based on your disclosure on page F-39, it appears that you assigned all remaining goodwill to a single cash generating unit, Banco ABN Amro Real S.A at December 31, 2011. Please revise your future filings to disclose whether the fair value of the cash generating unit is significantly in excess of your cost basis. If it is not, disclose the amount or percentage by which the fair value exceeds the cost basis as of the date of the most recent impairment test.

Impairment Losses on Financial Assets (Net), page 123

14.     We note your disclosure of the increase in non-performing loans, in dollar value and as compared to computable credit risk. Please provide additional explanation regarding this increase. For example, tell us how increases in non-performing loans in commercial, financial, and industrial loans were "in line with market trends" or why non-performing loans grew by a greater percentage than your loan portfolio. Also, discuss the reason for the decrease in your coverage ratio.

B. Related Party Transactions, page 180

15.     We note your disclosure of a selection of your financial and commercial transactions with your subsidiaries and affiliates and those of Santander Group, such as from your reference to "among other transactions." Please revise future filings to describe all material related party transactions in this section. For example, we note your reference on page 23 to your acquisition of a portfolio of trade and export financing agreements from Santander Spain in February 2011. Also, revise to include a discussion of any material risks arising from your related party transactions.

Dividend Policy, page 189

16.     You disclose that you currently recommend to your shareholders to distribute 50% of your yearly adjusted net income as dividends and/or interest attributable to shareholders' equity. You also state that your by-laws provide that an amount equal to at least 25% of your adjusted net income, after deducting allocations to the legal and contingency reserves, should be available for distribution as dividend or interest attributable to shareholders' equity in any given year, and this amount represents the mandatory dividend. As your calculations of adjusted net income and allocations to reserves for any year and the amount available for distribution are determined on a Brazilian GAAP basis, please revise your disclosure in future filings to more clearly identify these amounts here or within Note 45. Your revised disclosure should clearly quantify the amounts that were

available for dividend and/or interest distribution to common shareholders and ADS shareholders for each year presented as well as the mandatory dividend and/or interest amount for each year presented, such that the reader can identify the amount of all adjustments to Brazilian GAAP net income.

Item 11. Quantitative and Qualitative Disclosures about Risk, page 221

17.     We note your disclosure of risk management at various levels of your organization, including the risk committee of your board of directors, risk committee of you parent, local and global asset and liability committees, senior management, risk managers, and internal and external auditors.  Please provide expanded disclosure describing how information is communicated up to the individuals and groups responsible for risk management and explaining how the various risk management groups work together or communicate with each other.

18.     We note your disclosure on page 36 that you issue inflation-index linked installment mortgages.  In addition, on page 122, you disclose that administrative expenses increased by R$1,142 million mainly due to labor cost increases tied to inflation, and the expansion of your branch network.  These labor costs appear to be related to your collective bargaining agreement that requires certain adjustments in fixed and variable income linked to the official consumer price inflation index (IPCA).  Elsewhere, you cite the unfavorable impact of inflation and interest rates on your credit quality and credit losses.  Please revise your disclosure in future filings to discuss the types of contracts that include inflation-linked adjustments and how you manage inflation risk.  In addition, disclose the impact of inflation risk on your financial position, results of operations and liquidity, including the impact of any contracts that you enter into that specifically contemplate or are linked to inflation risk.  Provide a quantitative and qualitative discussion of the impact that inflation and interest rates have on your credit quality and credit losses.

Market Risk:  VaR Consolidated Analysis, page 234

19.     We note that your non-trading VaR estimate of interest rate risk declined from R$351.86 million as of December 31, 2010 to R$251.8 million as of December 31, 2011.  Please revise your disclosure in future filings to explain the reason for this significant decline in accordance with Item 11(a)(3) of Form 20-F.  Also, discuss why the interest rate risk of your balance sheet *increased* in 2011 as measured by the market value of equity (MVE), as disclosed on page 232, while the interest rate risk as measured by VaR *declined* by 27% as of period end.  Please correlate these discussions with your disclosure elsewhere about the interest rate, inflation, and other measures implemented by the Brazilian Central Bank.

Consolidated Balance Sheets, page F-5

20.     We note your disclosure of Cash and balances with the Brazilian Central Bank within
        your Consolidated Balance Sheets.  Based on your disclosure within the Consolidated
        Cash Flow Statements and Notes 4 and 5.a, you indicate that this amount excludes a
        portion of your cash and cash equivalents and includes amounts in the form of money
        market investments that are not cash equivalents and amounts that are regarded as
        restricted use.  Given that paragraph 54(i) of IAS 1 requires presentation of cash and cash
        equivalents as a separate line item within the statement of financial position, please tell us
        how you determined your presentation was transparent and appropriate based on that
        guidance.  Additionally, please revise your disclosure in future filings to include a
        reconciliation of cash and cash equivalents reported in the Balance Sheets to the amount
        of cash and cash equivalents reported in the Cash Flow Statements.  Finally, consider
        presenting your unrestricted cash and cash equivalents as a separate line item within your
        Cash Flow Statements and Balance Sheets.  Refer to paragraphs 45 and 48 of IAS 7.

Notes to the Consolidated Financial Statements, page F-11

2.  Accounting policies and measurement bases, page F-13

d) Measurement of financial assets and liabilities . . . , page F-16

iii.  Valuation techniques, page F-17

21.     We note that you have not included any financial assets or liabilities within Level 3 of
        your fair value measurement disclosures.  However, we note on page F-19 that you have
        disclosed a number of main assumptions used in the measurement of the financial
        instruments that were valued by means of internal models employing unobservable
        market data.  Please clarify why you have not classified the financial instruments that
        were valued by means of internal models employing unobservable market data as
        Level 3.  Refer to paragraph 27A(c) of IFRS 7.

22.     Refer to your use of the terms "more favorable" and "less favorable" within your tabular
        disclosure on page F-19.  For transparency purposes, please revise this tabular disclosure
        in future filings to more clearly link the specific input(s) and any change to the input(s)
        with the effect of such change on the fair value of the specific Level 3 financial
        instrument.  Specifically, discuss how inputs have been changed to reasonably possible
        alternative assumptions (e.g., directional changes) and how the effects of the changes
        were calculated for assets versus liabilities.  Refer to paragraph 27B(e) of IFRS 7.

h) Impairment of financial assets, page F-21

23.     You disclose the amount of financial assets that would be deemed to be impaired had the
        conditions thereof not been renegotiated is not material with respect to your financial
        statements taken as a whole.  Please tell us how you calculated that such renegotiated
        loans were not material, and tell us whether you considered the amount of such
        renegotiated loans as a percent of total nonperforming or impaired loans.  Additionally,
        tell us and consider disclosing the amount of loans, by loan class, which have been
        renegotiated during the periods presented, and summarize the terms that are typical to
        such renegotiated loans.

a. Specific allowance, page F-21

24.     We note your disclosure that based on certain rules, you calculate the minimum
        allowance requirements, and you evaluate the need for further provision, as considered
        necessary, following the requirements of IAS 39.  Tell us and revise your future filings to
        clearly identify the authoritative guidance on which the minimum allowance
        requirements are based.  Please tell us, and revise your disclosure in future filings to
        address the following:

        •   Whether there are situations where you would record less provision than the
            minimum allowance requirement in order to comply with IAS 39.

        •   How utilizing the minimum allowance requirement as a starting point for your
            provision complies with paragraphs 63 - 64 and AG84 – AG92 of IAS 39 in terms of
            both timing and amount.

        •   How you identify and evaluate any differences between the minimum allowance
            requirements and your impairment losses on loans calculated on a basis that is
            consistent with IFRS as issued by the IASB.

b. Allowance for incurred losses not specifically identified, page F-22

25.     Your disclosure indicates that you include indirect costs arising from the recovery
        process in your loss given default calculation.  Please tell us what accounting guidance
        you considered when determining that indirect costs should be included in this measure,
        and tell us the nature and amount of the indirect costs included.

j) Accounting for leases, page F-22

26.     We note your disclosure that when consolidated entities act as lessors of an asset, the sum
        of the present value of the lease payments receivable from the lessee plus the guaranteed
        residual value which is generally the exercise price of the purchase option of the lessee at

the end of the lease term is recognized as lending to third parties.  Please clarify whether the guaranteed residual value would always be equal to the exercise price of the lessee's purchase option at the end of the lease term.  As part of your response, clarify the types of leases that have guaranteed residual values that work in this fashion.

q) Provision of contingent assets and liabilities, page F-25

27.     Your disclosure appears to separately address judicial proceedings from administrative proceedings.  You disclose that you believe that the provisions made are sufficient to cover losses from judicial proceedings, and you believe that, in aggregate, judicial proceedings will not have a significant impact on your results, cash flow, or financial condition.  It appears that you have not addressed your losses related to administrative proceedings in this disclosure, and we note that the use of the term "significant" is confusing.  Please revise your future filings to state, if true, that you believe the provisions made are sufficient to cover losses from judicial *and administrative* proceedings, and that you believe such losses, in the aggregate, will not have a *material* impact on your results of operations, cash flows, or financial condition.

s) Share-based compensation, page F-25

Settlement in shares, page F-25

28.     Your disclosure indicates that at the beginning of the plan, you make an estimate of the likely amount of options to be granted and the fair value amount is recorded in personal expenses and equity throughout the vesting period.  As this disclosure appears to be related to executive or employee compensation, it is unclear why you make an estimate at the beginning of the plan rather than measuring fair value at the grant date.  To that end, it is also unclear why you make an estimate of the likely amount of options *to be* granted rather than measuring the options that *are* granted.  Please clarify these matters within your disclosure in future filings, and tell us how your policy complies with paragraphs 11-12 of IFRS 2 as it relates to the measurement of equity-settled share-based payment compensation to your employees.

29.     As a related matter, please revise your disclosure in future filings to clarify how you consider vesting conditions for purposes of measuring and recording equity-settled share-based payment compensation to your employees.  Refer to paragraphs 19 and 20 of IFRS 2.

Settlement in cash, page F-25

30.     Your disclosure indicates that at the beginning of the plan, you make an estimate of the likely amount of shares that will hypothetically be received by your executives.  Your disclosure implies that you account for your cash-settled share-based payment

transactions with employees on a hypothetical basis. Please tell us and consider revising your disclosure in future filings to clarify whether this is true, and if so, clarify how your accounting complies with IFRS 2. Specifically, address whether you recognize the services received in a share-based payment transaction when/as you receive the services, and explain how you determine that to be the case. Clarify whether you measure the services and the liability at fair value at the end of each reporting period and at the date of settlement, until the liability is settled. Refer to paragraphs 7 and 30 of IFRS 2.

9. Loans and advances to customers, page F-34

d) Impaired assets, page F-35

31.     We note your tabular disclosure of impaired loans classified by age of the oldest past-due amount. In accordance with the guidance in paragraph 37(a) of IFRS 7, please revise your disclosure in future filings to include an analysis of the age of loans that are past due as of the end of the reporting period but not impaired. You may want to consider an aging analysis that is disaggregated into various categories (e.g., less than 3 months past due, 3 to 6 months past due, 6 to 12 months past due, etc.) similar to the categories that you utilize for impaired loans for purposes of this revised disclosure.

32.     Please tell us and revise your future filings to discuss the reasons for the significant increase in your impaired loans with no past-due balance or less than three months past due. Identify the loan categories in which this increase is concentrated.

22. Provisions, page F-44

d) Provisions for judicial and administrative proceedings . . . , page F-49

33.     We note your disclosure on pages 186 and 188 where you separately state the probable loss as well as the possible loss related to your tax litigation, labor litigation, and civil litigation. It appears that you have identified tax, labor, civil, and other litigation as your classes of provision and contingent liabilities. Please tell us whether this is true, and if so, please revise your Note disclosure in future filings to include quantification of each of the four classes of provisions and of contingent liabilities as of the balance sheet dates presented and activity for the periods presented. Refer to paragraphs 84 and 86 of IAS 37. Also, provide a link between the provision and the contingent liability to the extent that the provision and contingent liability arise from the same set of circumstances. Refer to paragraph 88 of IAS 37.

23. Tax assets and liabilities, page F-51

34.     It is unclear how your statutory income tax expense (i.e., the product of accounting profit multiplied by the applicable tax rate(s)) is reconciled to your tax expense. Specifically, it

is not clear which permanent differences and adjustments should be added and which should be deducted from statutory income tax expense in order to arrive at the tax expense recorded in your income statement. Please revise your disclosure in future filings to more clearly reconcile these amounts. Your revised tabular disclosure should include the reconciling item related to the R$1,646 million tax effect of the economic hedge to your investment in the Cayman Islands as disclosed on page 114. Refer to paragraph 81(c) of IAS 12.

25. Valuation adjustments, page F-53

35.     We note your disclosure that valuation adjustments include the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets. In order to increase the transparency of this disclosure, please consider quantifying your cumulative valuation gains and cumulative valuation losses for both debt instruments and equity instruments classified as available-for-sale as of the balance sheet date. To the extent you have unrealized losses that are material to your results of operations, consider providing a breakdown of these losses to give the reader a better understanding of how long these securities have been in an unrealized loss position.

44.  Risk management, page F-76

b.3) Observed loss:  measures of cost of credit, page F-79

36.     We note your disclosure that the cost of credit is mainly measured by performance indicators such as the variation in the provision for credit losses, nonperforming loans in the process of recovery and net credit written off as losses. We also note your disclosure on page F-81 that includes your cost of credit ratio expressed as a percentage of risk. For transparency purposes, please revise your disclosure in future filings to quantitatively show how your cost of credit ratio is calculated and how you use it, and discuss any limitations to its usefulness. To the extent that the ratio is not based upon amounts that are consistent with amounts presented under IFRS, please tell us how you considered whether this represents a non-GAAP measure pursuant to Item 10(e) of Regulation S-K.

Structural liquidity management, page F-85

37.     You disclose on page F-86 that based on stress test results, a minimum liquidity buffer is maintained. In your future filings, please revise your disclosure here or elsewhere in your filing where appropriate to include the amount and types of financial instruments that comprise the liquidity buffer. To the extent that there are significant fluctuations in your liquidity buffer during the periods presented, disclose the weighted average amount in addition to period-end balances.

Form 6-K filed October 25, 2012

Interim Consolidated Financial Statements for the Period Ended September 30, 2012
Prepared in Accordance with International Financial Reporting Standards (IFRS)

Appendix II.  Performance Review, page 33

Provision for impairment of loans and advances, page 34

38.     We note that your impairment losses on loans increased from R$7,062 million during the
        nine months ended September 30, 2011 to R$11,675 million during the nine months
        ended September 30, 2012.  Since the increases in impairment losses appear to reflect
        significant changes in your credit quality, please tell us and revise your disclosure in
        future interim filings to include a discussion of this trend, including the underlying
        changes in the credit quality of your loan portfolio.  In future interim filings as well as
        your response, consider addressing, on a quantitative and qualitative basis,
        nonperforming loan ratio trends, charge-off trends, 90 days past due statistics, changes in
        underwriting standards, and any other material factor that is an underlying reason for the
        increase in your impairment losses.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings include the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require.  Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Staci Shannon at (202) 551-3374 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director